United States Steel Corporation	Robert M. Stanton
Law Department	Assistant General Counsel-
600 Grant Street	Corporate & Assistant Secretary
Pittsburgh, PA 15219-2800
412 433 2877
Fax: 412 433 2811
email: rmstanton@uss.com

January 5, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

Attention:Cecilia D. Blye

Chief, Office of Global Security Risk

Re:	Compania de Representaciones Mercantiles, Cubacero, S.A.

Ladies and Gentlemen:

I am responding to your letter of December 29, 2005 concerning Compania de Representaciones Mercantiles, Cubacero, S.A. (the “Cuban Entity”). United States Steel Corporation (“U. S. Steel”) is pleased to voluntarily provide the following information to the Commission staff concerning the Cuban Entity. The Cuban Entity is an inactive subsidiary whose assets were expropriated by the Castro government more than forty years ago. Neither it nor U. S. Steel has transacted business in Cuba since that time, nor do we know whether the Cuban government continues to recognize the legal existence of the Cuban entity. The Cuban Entity has no assets and no revenues, other than residual claims regarding expropriated assets, which were fully impaired many years ago. Since the Cuban Entity is inactive and U. S. Steel has no other activities or operations involving Cuba, we have concluded that contacts with Cuba are neither quantitatively or qualitatively material.

Over its history, including as part of USX Corporation prior to December 31, 2001, there have been several instances where U. S. Steel successfully asserted claims regarding expropriated and blocked assets, including situations that extended over many years. Two of the more prominent examples involved U. S. Steel iron ore operations in Venezuela and Marathon Oil operations in Libya. In 1974 U. S. Steel negotiated a settlement of several hundred millions of dollars with the Venezuelan government over the nationalization of our iron ore operation that had first been announced in the 1960s. Just last year, Marathon stated in its Annual Report on Form 10-K that the Libyan government would recognize Marathon’s ownership interests that had been subject to United States government sanctions in 1986.

In light of this experience U. S. Steel has elected to protect its claims concerning Cuban assets including the assertion that U. S. Steel continues to own the Cuban Entity. U. S. Steel elected to list all subsidiaries and partially owned entities in its recent Form 10-K filings, rather than omitting non material ones under instruction (b) to Regulation S-K Item 601, Exhibit 21. Therefore, it seemed appropriate to list the Cuban Entity as a subsidiary. Since the Cuban Entity does not have an impact on

Securities and Exchange Commission

January 5, 2006

U. S. Steel’s financial statements or business we do not discuss it under Items1, 2 or 7 of the Annual Report on Form 10-K. U. S. Steel owns several other inactive subsidiaries that, for various reasons, we have decided to maintain in existence. These subsidiaries are treated similarly to the Cuban Entity and are listed in Exhibit 21 but not discussed elsewhere in the Form 10-K.

As requested in your letter U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.

If you have any further questions or comments please feel free to contact me.

Very truly yours,

/s/ Robert M. Stanton
Robert M. Stanton

Cc: Melissa Rocha